UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 20, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM CONDUCTS TEST FIRINGS OF HIGH EXPLOSIVE AMMUNITION IN THE US

March 20, 2006

ARLINGTON, VA - Metal Storm announced today that it has conducted initial test firings of High Explosive ammunition at Picatinny Arsenal in New Jersey in conjunction with the US Army’s Armament Research Development and Engineering
Centre (ARDEC).

The ammunition tested was a prototype High Explosive 40mm grenade assembly which is being developed by Metal Storm and ARDEC engineers under a
Cooperative Research and Development Agreement (CRADA) which was signed in
September 2005. The development work and test firings are the initial phase of a project which ultimately plans to take existing certified munitions from the
US Army inventory and convert them to Metal Storm configuration. This will enable firing by electronic initiation from Metal Storm launching systems.

David Smith, Metal Storm’s CEO, said “This initial test firing of High
Explosive munitions developed in conjunction with ARDEC sets in place the platform from which we aim to build a range of munitions utilizing existing US certified warheads and components.”

“This will complement the munitions development program we are currently engaged in with ST Kinetics in Singapore which produced the successful test-firing of High Explosive, Enhanced Blast and Air Burst munitions last month.” he said.

“Our strategy is to take commercially available off-the-shelf munitions that have been certified for military use and convert them to Metal Storm configuration, thereby minimizing the time and cost required to have munitions certified by the military for use with our weapons. This should also ensure our products match the customers established requirements” he said.

Further test firings and the trialing of different munition designs with ARDEC are ongoing as part of the munitions development program. Demonstration firings are planned for the second quarter of 2006, with the timing dependant on the availability of demonstration range facilities and sufficient quantities of ammunition.

Video clips will be available for viewing on the Company website:
www.metalstorm.com.

Ends.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

Company Contact:

US
Investor queries:  David Smith - Metal Storm - Ph: +1 703 248 8218

Australia
Investor queries:  Ian Gillespie – Metal Storm - Ph: +61 (0) 7 3221 9733

About Metal Storm
Metal Storm Limited is a multi-national defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

About ARDEC
Headquartered at Picatinny, New Jersey, ARDEC is the US Army’s principal researcher, developer and sustainer of current and future armament and munitions systems. ARDEC’s overall mission is to improve already fielded items, develop new ones, maintain a strong armament technology base in government, industry and academia and provide technical support to the soldier in the field. It plays a key part in Army Transformation with its involvement in the development of the Soldier and Future Combat Systems (FCS) and
continued efforts in the development of advanced weapons that exploit new technologies.

ARDEC has over 2,500 highly skilled scientists, engineers and other technical specialists situated at five different locations throughout the US.  They are responsible for several hundred programs and have expertise, technology and unique laboratory and facility capabilities in weapon and ammunition systems, propellants, aerodynamic stabilization, modeling and simulation, fire control, logistics integration of armaments systems and related safety systems and protocols.

ARDEC has a long history of partnering with industry in the research, development, production and fielding of advanced armaments for the soldier.
Although ARDEC's principal mission is to mature technologies for armaments applications, ARDEC also looks for ways to transfer beneficial technologies to public use. ARDEC has recently transferred technologies to the law enforcement community such as non lethal, aversive technologies for crowd control. ARDEC has over 80 active Cooperative Research and Development Agreements (CRADAs).

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: March 24, 2006	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary